Exhibit 12

VECTOR GROUP LTD.

RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Year Ended December 31,										Three Months Ended March 31,
	2000		2001		2002		2003		2004		2004		2005
Earnings as Defined:
Pre-Tax Income (Loss) from Continuing Operations	$265,049		$28,810		$(47,774)		$(19,774)		$6,106		$8,327		$22,996
Amortization of Capitalized Interest	3,287		—		40		1,084		—		—		—
Interest Expense	30,610		21,387		26,433		26,592		25,077		6,101		6,647
Loss (Increase) in Equity of Affiliate	5,597		—		749		(901)		(9,782)		(646)		605

Rental Expense	840		1,264		2,500		3,234		3,268		814		528

Total Earnings	$305,383		$51,461		$(18,052)		$10,235		$24,669		$14,596		$30,776

Fixed Charges as Defined:
Interest Expense	$30,610		$21,387		$26,433		$26,592		$25,077		$6,101		$6,647
Capitalized Interest	3,287		779		345		—		—		—		—
Rental Expense	840		1,264		2,500		3,234		3,268		814		528

Total Fixed Charges	$34,737		$23,430		$29,278		$29,826		$28,345		$6,915		$7,175

Ratio of Earnings to Fixed Charges	8.79	x	2.20	x	(0.62)	x	0.34	x	0.87	x	2.11	x	4.29	x